UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

EPIQ Systems, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

26882D109

(CUSIP Number)

George Young

St. Denis J. Villere & Company, L.L.C.

601 Poydras St., Suite 1808

New Orleans, LA 70130

(504) 599-4544

With a Copy to:

John Anjier

Liskow & Lewis

701 Poydras St., Suite 5000

New Orleans, LA 70139

(504) 556-4177

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 11, 2015

(Date of Event Which Requires Reporting)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 26882D109	Page 2 of 7

(1)	NAME OF REPORTING PERSON St. Denis J. Villere & Company, L.L.C.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OR ORGANIZATION Louisiana
Number of shares beneficially owned by each reporting person with:	(7)	SOLE VOTING POWER 5,198,789
	(8)	SHARED VOTING POWER 5,255,524
	(9)	SOLE DISPOSITIVE POWER 5,198,789
	(10)	SHARED DISPOSITIVE POWER 5,255,524
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,255,524
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: N/A
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 14.01%
(14)	TYPE OF REPORTING PERSON: IA

SCHEDULE 13D/A

CUSIP No. 26882D109	Page 3 of 7

(1)	NAME OF REPORTING PERSON George V. Young
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OR ORGANIZATION United States
Number of shares beneficially owned by each reporting person with:	(7)	SOLE VOTING POWER 17,150
	(8)	SHARED VOTING POWER 5,255,524
	(9)	SOLE DISPOSITIVE POWER 17,150
	(10)	SHARED DISPOSITIVE POWER 5,215,939
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,255,524
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: N/A
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 14.01%
(14)	TYPE OF REPORTING PERSON: IN

SCHEDULE 13D/A

CUSIP No. 26882D109	Page 4 of 7

(1)	NAME OF REPORTING PERSON St. Denis J. Villere III
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OR ORGANIZATION United States
Number of shares beneficially owned by each reporting person with:	(7)	SOLE VOTING POWER 7,900
	(8)	SHARED VOTING POWER 5,255,524
	(9)	SOLE DISPOSITIVE POWER 7,900
	(10)	SHARED DISPOSITIVE POWER 5,206,689
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,255,524
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: N/A
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 14.01%
(14)	TYPE OF REPORTING PERSON: IN

SCHEDULE 13D/A

CUSIP No. 26882D109	Page 5 of 7

(1)	NAME OF REPORTING PERSON St. Denis J. Villere II
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OR ORGANIZATION United States
Number of shares beneficially owned by each reporting person with:	(7)	SOLE VOTING POWER 31,685
	(8)	SHARED VOTING POWER 5,255,524
	(9)	SOLE DISPOSITIVE POWER 31,685
	(10)	SHARED DISPOSITIVE POWER 5,230,474
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,255,524
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: N/A
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 14.01%
(14)	TYPE OF REPORTING PERSON: IN

SCHEDULE 13D/A

CUSIP No. 26882D109	Page 6 of 7

(1)	NAME OF REPORTING PERSON George G. Villere
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OR ORGANIZATION United States
Number of shares beneficially owned by each reporting person with:	(7)	SOLE VOTING POWER
	(8)	SHARED VOTING POWER 5,255,524
	(9)	SOLE DISPOSITIVE POWER
	(10)	SHARED DISPOSITIVE POWER 5,255,524
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,255,524
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: N/A
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 14.01%
(14)	TYPE OF REPORTING PERSON: IN

SCHEDULE 13D/A

CUSIP No. 26882D109	Page 7 of 7

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended by adding the following paragraphs

On December 7, 2015, the Issuer delivered a letter to Villere challenging Villere’s December 4, 2015 nomination of six directors to the Issuer’s board of directors and the filing of the Villere’s third amendment to this Schedule 13D. (a copy of the letter, is attached as Exhibit 99.7). The Issuer argued that Villere’s prior termination of the Director Appointment Agreement on July 30, 2015 was not effective thus prohibiting Villere from nominating directors. The Issuer also argued that Villere does not meet the requirements for nominating directors under the Issuer’s bylaws. In light of the Issuer’s objection to Villere’s nomination of directors, Villere and George Young filed today a Petition in the Circuit Court of Jackson County, Missouri, against the Issuer and its directors (excluding one), for declaratory and injunctive relief declaring that the Director Appointment Agreement was terminated, the Bylaws of the Issuer as they pertains to director nominations are facially invalid and invalid as applied, declaring the Villere nomination valid, and for damages. A copy of the Petition is attached as Exhibit 99.8.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended to add the following items:

99.7	Letter from Issuer to Villere, exclusive of exhibits, dated December 7, 2015.

99.8	Petition, St. Denis J. Villere & Company, L.L.C. v. Epiq Systems, Inc., Circuit Court of Jackson Count, Missouri.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 11, 2015

ST. DENIS J. VILLERE & COMPANY, L.L.C.

By:	/s/ George Young
Name:	George Young
Title:	Member

GEORGE V. YOUNG

/s/ George Young

ST. DENIS J. VILLERE II

/s/ St. Denis J. Villere II

ST. DENIS J. VILLERE III

/s/ St. Denis J. Villere III

GEORGE G. VILLERE

/s/ George Villere